Exhibit 3.23

CERTIFICATE OF FORMATION

OF

COTTONWOOD DEVELOPMENT LLC

1.      The name of the limited liability company is Cottonwood Development LLC.

2.      The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undessigned has executed this Certificate of Formation of Cottonwood Development LLC this 28 day of December 1999.

/s/ Carlos Riva
Carlos Riva, an authorized person